

December 19, 2013

Via E-mail
Hu Xiaoming
President and Chief Executive Officer
Kandi Technologies Group, Inc.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

> **Re:** **Kandi Technologies Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 001-33997**
> **Response dated December 2, 2013**

Dear Mr. Hu:

We have reviewed your response letter dated December 2, 2013 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

1. We note your response to prior comment 1. So that we may better understand your business, please supplementally provide to us further details about your distribution methods of your products including rights to return merchandise and extended payment terms to customers. In addition, please provide us with further details regarding your significant advances to suppliers. Specifically, tell us how you recover the advances you have made to suppliers and the average amount of time required to recover those advances.

2. In addition, so that we may better understand your business, please supplementally provide us your intended disclosure regarding the dependence of your business or reportable segments upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on your business or reportable segments. Please tell us

the name of any customer and its relationship, if any, with you or your subsidiaries if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you and your subsidiaries taken as a whole. Please note that a group of customers under common control or customers that are affiliates of each other should be regarded as a single customer.

Business Overview, page 2

Off-Road Vehicles, page 2

3. Refer to comments 2 and 4. Please confirm that you will disclose in your filing what "meet-market-demands products" represent and what constitutes a refitted car.

Supper-Mini-Car EVs, page 2

4. Refer to comment 3. It appears that the certain beneficial local government's policies that encourage the development of EVs are really to encourage consumers to purchase electric vehicles. If so, please revise your disclosure accordingly to clarify this.

Management's Discussion and Analysis, page 21

Critical Accounting Policies and Estimates, page 21

5. Refer to prior comment 5. Please explain to us why your distributors assume warranties relating to your products and tell us, in detail, the terms of your agreements with them with respect to product warranties. In your response, tell us how you account for the additional auto parts given as consideration for assuming the warranties and quantify for us the expense incurred in each period for providing such parts and how you determined the appropriate period in which to recognize the expense.

6. Refer to prior comment 6. As previously requested, tell us the actual amounts of balances outstanding that were subsequently collected within 3, 6, and 9 months of the balance sheet date.

Results of Operations, page 24

Revenues, page 25

Super-Mini-Cars EVs, page 25

7. Refer to prior comment 7. Please provide your accounting policy for revenue recognition for your two business models, whole car sales and naked car sales. In addition, please note comment 15 below.

Results of Operations, page 24

Cost of Goods Sold, page 26

8. Refer to prior comment 8. We note your response that your preliminary analysis has
   determined that the changes in cost of goods sold is the result of a number of complicated
   factors and that further analysis is required to provide an accurate and substantive
   explanation and that you will provide such detailed explanation in future filings. We do not
   believe that this is responsive to our comment and accordingly reissue the comment. Please
   provide a more detailed analysis and discussion of the reason for changes in cost of goods
   sold. For example, discuss changes in cost of materials, cost of labor and cost of overhead.
   Please revise accordingly and provide us with an example of your intended revised
   disclosure.

Gross Profit, page 27

9. We note your response to our prior comment 9 that in order to obtain all available China state
   and local subsidies applicable to your EVs, you cooperate with local dealers or
   manufacturers, who may need to sell your EVs to certain local enterprises that qualify for
   local subsidies, instead of selling your EVs to local customers directly. We also note that the
   use of intermediary, local dealers or manufacturers adds additional links to the distribution
   chain, which increases your costs and reduces your gross profit margin. Please reconcile this
   response to your response to our prior comment 3 which appears to indicate that the subsidies
   are for consumers to purchase vehicles form you.

10. In addition, we refer you to your response to our prior comment 5. Please tell us if the
    intermediary, local dealers or manufacturers assume warranty risk. Tell us which entities
    assume warranty risk and how the risk is shared, if at all, among the various entities in the
    sales chain.

Research and Development, page 27

11. We note your response to our prior comment 11 that you strengthened your research and
    development for EVs equipped with lithium batteries in 2012 in an effort to strengthen your
    position in the EV market, and be recognized as a market leader. Please reconcile this
    response to your response to prior comment 7 where you state that your installed batteries are
    purchased from third-party battery manufacturers and there is little difference on gross profit
    between the EVs sold with batteries (whole car sales) and EVs sold without batteries (naked
    car sales).

Other Income, Net, page 28

12. Refer to prior comment 12. Please explain why, after confirming the amount owed with the accounting departments of the payable companies and there being no disagreement on the amount previously confirmed, such amounts were written off.

Liquidity and Capital Resources, page 30

Consolidated Statements of Cash Flows, page F-7

13. Refer to prior comment 13. Based on your response, it does not appear that the $10.1 million cash inflow from investing activities for the year ended December 31, 2012 captioned "change in construction in progress" represents actual cash inflows. Please make necessary corrections to your cash flow statement and advise us of such intended corrections.

Notes to Consolidated Financial Statements, page F-9

Note 3: Basis of Presentation, page F-10

(e) Accounts Receivable, page F-13

14. Refer to prior comment 14. In your response, you list the type of terms and provisions included in your sales contracts. However, our comment was intended to result in disclosure by you of the actual typical terms of sales. Therefore, please disclose in more detail the typical terms of sales for your products. For example, disclose your typical payment term or range of terms, warranty terms, and any rights of return, or lack thereof. Provide us with your intended revised disclosure.

Note 3: Basis of Presentation, page F-10

(l) Revenue Recognition, page F-15

15. Refer to prior comment 15. The policy that you have provided is a general policy that is not tailored to your specific business. Please provide a revenue recognition policy that is specific for your business.

(r) Segments, page F-17

16. Refer to prior comment 16. You state the CODM does not make decisions with respect to allocating resources or assessing performance at a product or geographic level and that information received by the CODM is limited to sales data. So that we may better understand your assessment of operating and reportable segments, please provide to us a copy of the information the CODM regularly receives and reviews as of the latest fiscal year end and interim period.

17. Refer to prior comment 17. The information required by ASC 280-10-50-40 through 41 is required disclosure by all public entities including those that have a single reportable segment. Accordingly, we reissue the comment. Please provide all of the information required by ASC 280-10-40 through 41. Please provide us with a copy of your intended revised disclosure. In addition, please tell us your basis for determining sales by geography.

Note 14: Due To/From Related Parties, page F-25

18. Refer to prior comment 18. Please provide us your revised intended disclosure of the terms of the related party payable to ELIL.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief